UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

(Name of Issuer)

Limited Voting Units

(Title of Class of Securities)

458847506

(CUSIP Number)

Alfredo Harp Helu

Isabel la Catolica 44, 1st Floor

Col. Centro 06000

México, D.F.

México

011.52.55.12265178

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2003

(Date of the Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box   ☐

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject of the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAME OF REPORTING PERSONS Alfredo Harp Helu

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Mexican

NUMBER OF SHARES		7.	SOLE VOTING POWER 5,202,049
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER 0
REPORTING
PERSON WITH:		9.	SOLE DISPOSITIVE POWER 5,202,049

		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,202,049 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 26.48%

14.	TYPE OF REPORTING PERSON IN

ITEM 1. Security and Issuer.

This statement on Schedule 13D relates to the Limited Voting Units (the "Limited Voting Units"), each comprised of one share of Series D Dividend Preference Stock and one share of Series L Limited Voting Stock of Internacional de Cerámica, S.A. de C.V., a Mexican corporation (the "Issuer"). The Issuer's principal executive offices are located at Av. Carlos Pacheco #7200, Sector 26, C.P. 31060, Chihuahua, Chih. México.

ITEM 2. Identity and Background.

(a)    Alfredo Harp Helu.

(b)    The address of the principal office of Mr. Harp is Isabel la Catolica 44, 1st Floor, Col. Centro, 06000 México, D.F., México

(c)    Mr. Harp is a private investor with an office address as stated in (b) above.

(d)    During the last five years, Mr. Harp has not been convicted in any criminal proceeding.

(e)    During the last five years, Mr. Harp has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mexican.

ITEM 3. Source and Amount of Funds of Other Considerations.

The aggregate amount paid by Mr. Harp for the Limited Voting Units was Ps 58,002,846.35 (Mexican currency), or approximately US $ 5,273,081.91. The funds used for the purchase were personal funds of Mr. Harp and were not borrowed or acquired from any other source.

ITEM 4. Purpose of Transaction.

The purpose of the transaction is to increase Mr. Harp's share of ownership interest in the Issuer as an investment and due to his long-term interest in the Issuer. There are no present intentions on the part of Mr. Harp to control or acquire the Issuer, although he may purchase additional equity in the Issuer at a later date.

ITEM 5. Interest in Securities of the Issuer

(a)    As a result of the transaction Mr. Harp beneficially owns 5,202,049 Limited Voting Units. Based on a total of 19,646,720 Limited Voting Units outstanding as of the date of the transaction, Mr. Harp beneficially owns 26.48 percent of the class outstanding. The Issuer's other outstanding class of equity securities is its Common Units, each comprised of two shares of Series B Common Stock of the Issuer (the "Common Units" and, collectively with the Limited Voting Units, the "Units"). Based on 48,600,036 total Units currently outstanding, Mr. Harp beneficially owns 10.70 percent of the total Units outstanding.

(b)    Mr. Harp has sole power to vote all of the Limited Voting Units reported on the present form.

(c)    None.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

ITEM 7. Materials to Be Filed as Exhibits.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 11, 2003.

/s/ Alfredo Harp Helu

Name: Alfredo Harp Helu